UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)

HTG Molecular Diagnostics Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

40434H104

(CUSIP Number)

September 19, 2019

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 40434H104	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Blue Water Life Science Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,790,269
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,790,269
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,269
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13G

CUSIP No. 40434H104	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Blue Water Life Science Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,790,269
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,790,269
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,269
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

SCHEDULE 13G

CUSIP No. 40434H104	Page 4 of 10

1.	NAMES OF REPORTING PERSONS Nathaniel T. Cornell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,790,269
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,790,269
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,269
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 40434H104	Page 5 of 10

1.	NAMES OF REPORTING PERSONS Blue Water Life Science Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,632,215(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,632,215(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,632,215(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on the fact that as of date of event which requires the filing of this Schedule, Blue Water Life Science Fund, LP owns approximately 80% of the outstanding shares of Blue Water Life Science Master Fund, Ltd. As a result, Blue Water Life Science Fund, LP is deemed to be an indirect beneficial owner of 80% of the issuer’s shares held by Blue Water Life Science Master Fund, Ltd. (or 7.9%).

CUSIP No. 40434H104	SCHEDULE 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

HTG Molecular Diagnostics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3430 E. Global Loop

Tucson, AZ

Item 2(a).	Name of Person(s) Filing:

Blue Water Life Science Master Fund, Ltd.

Blue Water Life Science Fund, LP

Blue Water Life Science Advisors, LLC

Nathaniel T. Cornell

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Blue Water Life Science Fund, LP

Blue Water Life Science Advisors, LLC

Nathaniel T. Cornell

591 Redwood Highway, Suite 3210

Mill Valley, California 94941

Blue Water Life Science Master Fund, Ltd.

c/o Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place, 103 South Church Street

PO Box 10240, KY1-1002, Grand Cayman

Cayman Islands

Item 2(c).	Citizenship:

Blue Water Life Science Master Fund, Ltd. is a Cayman Islands exempted company.

Blue Water Life Science Fund, LP is a Delaware limited partnership.

Blue Water Life Science Advisors, LLC is a Delaware limited liability company.

Nathaniel T. Cornell is a US citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

CUSIP No. 40434H104	SCHEDULE 13G	Page 7 of 10

Item 2(e).	CUSIP Number:

40434H104

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 40434H104	SCHEDULE 13G	Page 8 of 10

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Blue Water Life Science Master Fund, Ltd. is the record owner of 5,790,269 shares of Common Stock of the Issuer reported in this Schedule 13G. Blue Water Life Science Fund, LP currently owns approximately 80% of the outstanding shares of Blue Water Life Science Master Fund, Ltd. As a result, Blue Water Life Science Fund, LP is deemed to be an indirect beneficial owner of 80% of the Common Stock of the Issuer currently held by Blue Water Life Science Master Fund, Ltd. (or 7.9%).

Blue Water Life Science Advisors, LLC, an investment adviser registered with the SEC, currently serves as the investment manager to Blue Water Life Science Master Fund, Ltd. and Blue Water Life Science Fund, LP. As such, Blue Water Life Science Advisors, LLC may be deemed to be a beneficial owner of the shares of the Common Stock of the issuer currently held by Blue Water Life Science Master Fund, Ltd. insofar as Blue Water Life Science Advisors, LLC may be deemed to share the power to direct the voting or disposition of such shares.

Nathaniel T. Cornell is currently the managing member of Blue Water Life Science Advisors, LLC. As such, Mr. Cornell may be deemed to be a beneficial owner of the shares of the Common Stock of the issuer currently held by Blue Water Life Science Master Fund, Ltd. insofar as he may be deemed to share the power to direct the voting or disposition of such shares in his capacity as the managing member of Blue Water Life Science Advisors, LLC, the investment manager to Blue Water Life Science Master Fund, Ltd.

Neither the filing of this Schedule 13G, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any of the above entities and/or individuals is the beneficial owner of the securities that are the subject of this Schedule 13G, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Blue Water Life Science Fund, LP currently owns approximately 80% of the outstanding shares of Blue Water Life Science Master Fund, Ltd. As a result, Blue Water Life Science Fund, LP is deemed to be an indirect beneficial owner of 80% of the Common Stock of the Issuer currently held by Blue Water Life Science Master Fund, Ltd. (or 7.9%).

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40434H104	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2019	Blue Water Life Science Master Fund, Ltd.

	By:	/s/ Nathaniel T. Cornell
	Name:	Nathaniel T. Cornell
	Title:	Director

Date: September 25, 2019	Blue Water Life Science Fund, LP

	By:	Blue Water Life Science Advisors, LLC
	Its:	General Partner

		By:	/s/ Nathaniel T. Cornell
		Name:	Nathaniel T. Cornell
		Title:	Managing Member

Date: September 25, 2019	Blue Water Life Science Advisors, LLC

	By:	/s/ Nathaniel T. Cornell
	Name:	Nathaniel T. Cornell
	Title:	Managing Member

Date: September 25, 2019	Nathaniel T. Cornell

/s/ Nathaniel T. Cornell

CUSIP No. 40434H104	SCHEDULE 13G	Page 10 of 10

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the foregoing Statement on Schedule 13G with respect to the common shares of HTG Molecular Diagnostics, Inc. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date: September 25, 2019	Blue Water Life Science Master Fund, Ltd.

	By:	/s/ Nathaniel T. Cornell
	Name:	Nathaniel T. Cornell
	Title:	Director

Date: September 25, 2019	Blue Water Life Science Fund, LP

	By:	Blue Water Life Science Advisors, LLC
	Its:	General Partner

		By:	/s/ Nathaniel T. Cornell
		Name:	Nathaniel T. Cornell
		Title:	Managing Member

Date: September 25, 2019	Blue Water Life Science Advisors, LLC

	By:	/s/ Nathaniel T. Cornell
	Name:	Nathaniel T. Cornell
	Title:	Managing Member

Date: September 25, 2019	Nathaniel T. Cornell

/s/ Nathaniel T. Cornell